UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

InfraSource Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45684P102

(CUSIP Number)

Todd Molz
Managing Director and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45684P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 709,813

	8.	Shared Voting Power 709,813

	9.	Sole Dispositive Power 709,813

	10.	Shared Dispositive Power 709,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,419,626

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.5%

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 45684P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GFI Energy Ventures, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 709,813

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 709,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,813

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 45684P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 709,813

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 709,813

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,813

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45684P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM/GFI Power Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 709,813

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 709,813

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,813

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

This Amendment No. 4 amends the Statement on Schedule 13D, dated May 27, 2004, as amended by Amendment No. 1 thereto, dated December 19, 2005, Amendment No. 2 thereto, dated March 24, 2006, and Amendment No. 3 thereto, dated April 12, 2006 (the “Schedule 13D”), relating to shares of the common stock, $.001 par value per share (the “Common Stock”), of InfraSource Services, Inc., a Delaware corporation (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. Unless specifically amended or modified hereby, the disclosure set forth in the Schedule 13D shall remain unchanged.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) OCM Principal Opportunities Fund II, L.P. (the “Principal Fund”) beneficially owns and has sole power to vote and dispose of 709,813 shares of the Issuer’s Common Stock (approximately 1.8% of the outstanding shares of the Issuer’s Common Stock), and OCM/GFI Power Opportunities Fund, L.P. (the “Power Fund” and, together with the Principal Fund, the “OCM Funds”) beneficially owns and has sole power to vote and dispose of 709,813 shares of the Issuer’s Common Stock (approximately 1.8% of the outstanding shares of the Issuer’s Common Stock).

As of the date of this Schedule 13D, Oaktree Capital Management, LLC (“Oaktree”), in its capacity as the general partner of the Principal Fund and the co-general partner of the Power Fund, may be deemed to beneficially own the 1,419,626 shares of Common Stock of the Issuer (approximately 3.5% of the outstanding shares of the Issuer’s Common Stock) held by the OCM Funds.  As of the date of this Schedule 13D, GFI Energy Ventures LLC (“GFI”), in its capacity as the co-general partner of the Power Fund, may be deemed to beneficially own the 709,813 shares of Common Stock of the Issuer (approximately 1.8% of the outstanding shares of the Issuer’s Common Stock) held by the Power Fund.

(b) Oaktree has discretionary authority and control over all of the assets of the Principal Fund pursuant to its status as general partner of the Principal Fund, including the power to vote and dispose of the Issuer’s Common Stock.  In addition, Oaktree has shared discretionary authority and control over all of the assets of the Power Fund pursuant to its status as co-general partner of the Power Fund, including shared power to vote and dispose of the Issuer’s Common Stock. Therefore, Oaktree has sole power to vote and dispose of 709,813 shares of the Issuer’s Common Stock and shared power to vote and dispose of 709,813 shares of the Issuer’s Common Stock.

GFI has shared discretionary authority and control over all of the assets of the Power Fund pursuant to its status as co-general partner of the Power Fund, including shared power to vote and dispose of the Issuer’s Common Stock. Therefore, GFI has shared power to vote and dispose of 709,813 shares of the Issuer’s Common Stock.

Oaktree, GFI and each of the individuals listed in Item 2 to this Schedule 13D disclaims beneficial ownership of the shares of the Issuer’s Common Stock held by the OCM Funds, and the filing of this Statement 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(c) On August 15, 2006, the Principal Fund sold 4,732,084 shares of Common Stock for $16.474 per share in a public offering registered under the Securities Act of 1933, as amended (the “Securities Act”). On August 15, 2006, the Power Fund sold 4,732,084 shares of Common Stock for $16.474 per share in a public offering registered under the Securities Act.

(e) On August 15, 2006, as a result of the public offering described in item 5(c) above, Oaktree, GFI and the OCM Funds ceased to be the beneficial owners of more than 5% of the Common Stock. This Amendment No. 4 is such reporting persons’ final amendment to the Schedule 13D and is an exit filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

On June 28, 2006, the OCM Funds entered into a Second Amendment to Registration Rights Agreement with the Issuer and certain other stockholders of the Issuer (the “Second Amendment”). The Second Amendment allowed the OCM Funds to request that the Issuer file with the Securities and Exchange Commission a registration statement on Form S-3 within 180 days following March 20, 2006 for an underwritten public offering (the “Offering”) of shares of Common Stock. In connection with the Offering, the stockholders participating in the Offering agreed to pay their own expenses as well as their pro rata share of the Issuer’s expenses incurred in connection with the Offering. The foregoing description of the Second Amendment is qualified in its entirety by reference to such amendment, which is annexed hereto as Exhibit 1 and incorporated herein by reference.

In addition, on June 28, 2006, in connection with the Second Amendment, the OCM Funds entered into an Agreement (the “Agreement”) with the Issuer and Ian Schapiro and Michael Harmon, two members of the Issuer’s board of directors, to set forth certain agreements of the parties following the closing of the Offering.  Pursuant to the Agreement, Messrs. Schapiro and Harmon, representatives of the OCM Funds, agreed to work with the Issuer in good faith to determine a mutually acceptable transition plan for their board of directors and committee responsibilities. In addition, the OCM Funds entered into non-disclosure agreements with the Issuer and have agreed to certain limited restrictive covenant obligations following the closing of the Offering.  The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is annexed hereto as Exhibit 2 and incorporated herein by reference.

On August 9, 2006, the OCM Funds entered into an Underwriting Agreement with Credit Suisse Securities (USA) LLC, Merrill, Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and First Albany Capital Inc. (collectively, the “Underwriters”), the other selling stockholders named therein (together with the OCM Funds, the “Selling Stockholders”) and the Issuer for the sale by the Selling Stockholders of an aggregate of 10,394,520 shares of Common Stock and, at the election of the Underwriters, up to 1,559,179 additional shares to cover over-allotments. See the Form of Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Registration Statement, as provided in Item 7 herein.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Second Amendment to Registration Rights Agreement, dated as of June 28, 2006, by and among InfraSource Services, Inc., OCM Principal Opportunities Fund II, L.P., OCM/GFI Power Opportunities Fund, L.P., Tontine Capital

Partners, L.P., Martin Maslonka, Thomas B. Tilford, Mark C. Maslonka, Justin Campbell, Joseph Gabbard, Sidney N. Strauss, Jon Maslonka, David R. Helwig, Terence R. Montgomery and Paul M. Daily (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, as filed by the Issuer on June 29, 2006).

Exhibit 2

Agreement, dated as of June 28, 2006, by and among InfraSource Services, Inc., OCM Principal Opportunities Fund II, L.P., OCM/GFI Power Opportunities Fund, L.P., Ian Schapiro and Michael Harmon (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, as filed by the Issuer on June 29, 2006).

Exhibit 3	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-3 (File No. 333-135425), as filed by the Issuer on June 29, 2006, as amended).
Exhibit 4	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2006

OAKTREE CAPITAL MANAGEMENT, LLC

/s/ B. James Ford
Name:	B. James Ford
Title:	Managing Director

/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Senior Vice President, Legal

GFI ENERGY VENTURES, LLC

/s/ Ian Schapiro
Name:	Ian Schapiro
Title:	Principal

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.
By: Oaktree Capital Management, LLC, its general partner

/s/ B. James Ford
Name:	B. James Ford
Title:	Managing Director

/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Senior Vice President, Legal

OCM/GFI POWER OPPORTUNITIES FUND, L.P.
By: Oaktree Capital Management, LLC, its co-general partner

/s/ B. James Ford
Name:	B. James Ford
Title:	Managing Director

/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Senior Vice President, Legal

EXHIBIT INDEX

Exhibit 1                                   Second Amendment to Registration Rights Agreement, dated as of June 28, 2006, by and among InfraSource Services, Inc., OCM Principal Opportunities Fund II, L.P., OCM/GFI Power Opportunities Fund, L.P., Tontine Capital Partners, L.P., Martin Maslonka, Thomas B. Tilford, Mark C. Maslonka, Justin Campbell, Joseph Gabbard, Sidney N. Strauss, Jon Maslonka, David R. Helwig, Terence R. Montgomery and Paul M. Daily (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, as filed by the Issuer on June 29, 2006).

Exhibit 2                                   Agreement, dated as of June 28, 2006, by and among InfraSource Services, Inc., OCM Principal Opportunities Fund II, L.P., OCM/GFI Power Opportunities Fund, L.P., Ian Schapiro and Michael Harmon (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, as filed by the Issuer on June 29, 2006).

Exhibit 3                                   Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-3 (File No. 333-135425), as filed by the Issuer on June 29, 2006, as amended).

Exhibit 4                                   A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.